FORM 12B-25

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 25049


(Check One):[ ]Form 10-K  [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q  [ ]Form N-SAR

    For Period Ended: June 30, 1997

    [  ]  Transition Report on Form 10-K
    [  ]  Transition Report on Form 20-F
    [  ]  Transition Report on Form 11-K
    [  ]  Transition Report on Form 10-Q
    [  ]  Transition Report on Form N-SAR

    For the Transition Period Ended: _________________________
   Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

    Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1 REGISTRANT INFORMATION

HealthTech International, Inc.
Full Name of Registrant:
_______________________
Former Name if Applicable

1237 South Val Vista Drive
Address of Principal Executive Office (Street and Number)

Mesa, Arizona 85204
City, State and Zip Code


PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25( b ), the following should be completed.
(Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

 [X]      (b) The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Substantial   delays  in  obtaining   reporting   information  from  former
     management group responsible for significant portion of the Registrant's operations.


PART IV-OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

     Stephen L. Smith                602                  396-0660
          (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). [ ] Yes [X] No

Form 10-k

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The change between reporting periods is due to the addition of four facilities since the third quarter of fiscal 1996 and their corresponding revenues. The Registrant anticipates the results of operations in the current reporting period to positively exceed the corresponding quarter in fiscal 1996 due to these additions. Due to delays in obtaining significant information for this report, the Registrant cannot definitively quantify this increase at this time.

                         HealthTech International, Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 1997

By: /s/ Stephen L. Smith

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).